                                   EXHIBIT 12



                      RATIO OF EARNINGS TO FIXED CHARGES*



                                                               FISCAL YEAR
                                           -------------------------------------------------
                                            1992      1993      1994      1995       1996
                                           -------  --------  --------  ---------  ---------
                                                        (dollars in thousands)
Income before income taxes
   and extraordinary items                 $21,457   $11,135   $ 2,158   $(25,443)  $(16,778)
Fixed charges:
   Interest expense                          9,580     9,919    13,895     16,599     14,843
Amortization of debt expense                   524       639       535        575        582
Interest component of rent expense             397       397       148         --         --
                                           -------  --------  --------  ---------  ---------
      Total fixed charges                  $10,501   $10,955   $14,578   $ 17,174   $ 15,425
                                           =======  ========  ========  =========  =========
Income before income taxes, extraordinary
   items and fixed charges                 $31,958   $22,090   $16,736   $ (8,269)  $ (1,353)
                                           =======  ========  ========  =========  =========
Ratio of earnings to fixed charges            3.04x     2.02x     1.15x     (0.48)x    (0.09)x
                                           =======  ========  ========  =========  =========


*For purposes of calculation of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items, plus fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expenses and the estimated interest component of rent expense.